SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                          3 August 2005

                                                    SkyePharma PLC ("the Company")
                                               Notification of Major Interest in Shares

In  accordance  with the Companies Act 1985 (as amended) the Company was informed on 1st August 2005 by HBOS plc, on its own behalf and on behalf of those of its  subsidiaries  holding a material  interest  in the  Ordinary  10p shares of the  Company,  that  following a disposal of 312,845  shares it no longer held a  notifiable  material  and  non-material  interest in the issued  share  capital of the
Company.  HBOS plc and its subsidiaries  have a material  interest of 30,680,577  (4.874%) and a material and non-material  interest of
62,689,811 (9.959%).

On 20th July the Company  reported  that HBOS plc and  subsidiaries  had an interest in  62,956,768  Ordinary 10p shares,  representing
10.001% of the issued share capital of the Company.  This holding was comprised of material and  non-material  interests and not solely a material interest as originally reported.

                                                               - ends -

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   August 3, 2005